UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue

7th Floor

New York, NY 10177

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Closing of $10 Million Registered Direct Offering

On June 15, 2026, Paranovus Entertainment Technology Limited (the “Company”) entered into a certain securities purchase agreement (the “Securities Purchase Agreement”) with certain investors for the purchase and sale of an aggregate of 9,300,000 of the Company’s Class A ordinary shares, par value $0.000012 each (the “Class A Ordinary Shares”) at a per share purchase price of $0.20, and pre-funded warrants (the “Pre-Funded Warrants”) to purchase 40,700,000 Class A Ordinary Share, at a per Pre-Funded Warrant purchase price of $0.1999 (the “Offering”). The gross proceeds from this Offering to the Company were approximately $10 million, before deducting financial advisor fees and other estimated expenses payable by the Company. The Offering closed on June 16, 2026 (the “Closing Date”).

The Pre-Funded Warrants are immediately exercisable at an exercise price of $0.0001 per share, and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

The securities in the Offering are being offered pursuant to the Securities Purchase Agreement and the Company’s registration statement on Form F-3 (File No. 333-291788), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2025 and was declared effective by the SEC on December 3, 2025.

Pursuant to the Securities Purchase Agreement, the Company has agreed not to (i) issue or enter into an agreement to issue any Class A Ordinary Shares or any securities of the Company or the subsidiaries of the Company which would entitle the holder thereof to acquire at any time Class A Ordinary Shares (the “Class A Ordinary Share Equivalents”), or (ii) file any registration statement or amendment or supplement thereto, subject to certain exceptions, for a period of beginning on the date of the Securities Purchase Agreement and ending on 45 days following the Closing Date. In addition, the Company has agreed that it will not conduct any sales of Class A Ordinary Shares or Class A Ordinary Share Equivalent involving a Variable Rate Transaction (as defined in the Securities Purchase Agreement) for a period beginning on the date of the Securities Purchase Agreement and ending on the six (6) month anniversary of the Closing Date, subject to certain exceptions.

In connection with the offering, the Company entered into a financial advisory agreement (the “Financial Advisory Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”), pursuant to which A.G.P. acted as exclusive financial advisor for this offering and would receive at the closing of the offering a cash fee equal to 7% of the gross proceeds, and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $50,000.

In addition, on June 15, 2026, each of the directors and officers of the Company, as well as shareholders who beneficially own more than 10% of the issued and outstanding Class A Ordinary Shares and Class B ordinary shares, par value $0.000012 each (the “Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”), entered into certain lock-up agreements (the “Lock-Up Agreements”), pursuant to which each of them has agreed, among other things, not to sell or dispose of any Ordinary Shares which are or will be beneficially owned by them for forty-five (45) days following the Closing Date.

The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes. However, the management of the Company will have discretion in allocating the net proceeds in accordance with the above priorities and purposes, depending on general operating costs and expenditures and the changing needs of the Company’s business.

Copies of the (i) form of Pre-Funded Warrant, (ii) form of Securities Purchase Agreement, (iii) Financial Advisory Agreement, and (vi) form lock-up agreement are attached hereto as Exhibits 4.1, 10.1, 10.2, and 10.3, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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Forward-Looking Statements

Certain statements in this current report on Form 6-K are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

EXHIBIT INDEX

Number	Description of Exhibit

4.1	The Form of Pre-Funded Warrant
5.1	Legal Opinion of Campbells LLP
10.1	The Form of Securities Purchase Agreement
10.2	The Financial Advisory Agreement, dated June 15, 2026
10.3	The Form of Lock-Up Agreement

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: June 16, 2026	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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